Exhibit 99.2

Q4-2013 CONFERENCE CALL SCRIPT: FINAL

SLIDE#1: CONFERENCE CALL TITLE SLIDE

SPEAKER: OPERATOR

SLIDE#2: CONFERENCE CALL DETAILS

SPEAKER: SHANE GLENN

Thank you, [OPERATOR].  Good morning everyone, and thank you for joining us to discuss our fourth quarter and full year 2013 financial results.  On the call with us today are David Reis, CEO; and Erez Simha, CFO and COO of Stratasys. Bre Pettis, CEO of MakerBot, will join us later in the call to answer questions regarding MakerBot products and strategy. A reminder that access to today’s call, including the prepared slide presentation, is available online at the web address provided in our press release.  In addition, a replay of today’s call, including access to the slide presentation, will also be available, and can be accessed within the Investor Section of our web site.

SLIDE#3: FORWARD LOOKING STATEMENT

A reminder that certain information included or incorporated in this presentation may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.  These forward-looking statements may include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements that contain projections of results of operations or of financial condition (including, with respect to the MakerBot acquisition) and all statements (other than statements of historical facts) that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future.  Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company’s ability to efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as the ability to successfully put in place and execute an effective post-acquisition integration plan for MakerBot; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and  generally in the Company’s annual report for 2013 filed on Form 20-F and in other reports that the Company files with the U.S. Securities and Exchange Commission. Readers are urged to carefully review and consider the various disclosures made in the Company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this presentation are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Now I’d like to turn the call over to David Reis, Chief Executive Officer of Stratasys. David.

SLIDE#4: SUMMARY & OUTLOOK

SPEAKER: DAVID REIS

Thank you, Shane, and good morning everyone.  Thank you for joining today’s call.

We are very pleased with our record fourth quarter and full year financial results.

The company observed strong demand across all product categories during the fourth quarter, driven by the merger revenue synergies and our rapidly growing industry.

Organic revenue growth was an impressive 36% during the fourth quarter over the fourth quarter of last year, with hardware and consumables revenue, excluding sales of MakerBot products, growing by 38% and 33%, respectively.

MakerBot also performed impressively, contributing approximately $25 million to the fourth quarter, as the rapidly growing desktop category sustained strong positive sales momentum.

Our gross margins increased both year-over-year AND quarter-over-quarter, driven by the sales of our higher margin products and operational improvements.

This margin expansion, combined with our strong sales performance, contributed to a record quarter in terms of profits and earnings per share.

In addition to our strong fourth quarter financial performance, we continued to aggressively expand our global market presence through channel expansion and strategic partnerships;

AND we introduced several new systems and materials that are the result of our focused investments in R&D and product development.

Finally, with the first phase of the Stratasys-Objet merger integration complete, we are now  focusing our attention on better aligning additional functional areas within our company, including R&D and operations.

I will return later in the call to provide you more details on these developments and our strategy moving forward, but first I would like to turn the call over to our CFO and COO, Erez Simha, who will provide you details on our financial results.

SLIDE#5: FINANCIAL RESULTS

SPEAKER: EREZ SIMHA

Thank you, David, and good morning everyone.

As in previous quarters, our focus on today’s call will be on the non-GAAP financial results of the combined company for the fourth quarter of 2013, and pro forma non-GAAP financial results in the fourth quarter of 2012 giving effect to the Stratasys-Objet merger as if it had occurred on January 1, 2012.

These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance.

We should also note that we are not providing any pro forma financial results for the MakerBot acquisition.

MakerBot results were included in the GAAP and non-GAAP results commencing August 15, 2013.

The non-GAAP to GAAP reconciliations are provided in a table contained in our slide presentation and press release.

Quarterly Highlights

As David mentioned in his opening remarks, we are very pleased with our fourth quarter performance.

We generated $156 million in revenue in the fourth quarter, an impressive 62% increase over the pro forma results for the same period last year.

Our organic revenue growth was an impressive 36% over the same period last year, driven by Stratasys-Objet merger synergies and the rapidly expanding market for 3D printing and additive manufacturing solutions worldwide.

MakerBot also made a significant revenue contribution of $24.9 million to the fourth quarter, sustaining its strong positive sales momentum within the rapidly growing desktop category.

Driven by our strong sales, and combined with a favorable sales mix of higher margin products, we generated record profits in the fourth quarter.

Although MakerBot product margins are slightly lower than our corporate average, we were pleased to see our margins move higher for the quarter.

Net profit grew by 59% to $25.8 million, or $0.50 per diluted share, over the $16.3 million, or $0.40 per diluted share on a pro forma basis for the same period last year.

SLIDE#6: REVENUE

Product revenue in the fourth quarter of 2013 increased by 66% to $135.6 million, as compared to pro forma combined product revenue in the fourth quarter of 2012.

System revenue increased by 80% in fourth quarter over the pro forma results for the same period last year, driven in part by MakerBot’s impressive contribution to system revenue during the period.

Hardware revenue, excluding MakerBot products, was also impressive for the period, growing by 38% over last year.

This strong organic growth was a result of broad-based demand across our entire product line, including the Production Series, Design Series and Idea Series of 3D printers.

The demand for manufacturing and high-end prototyping applications continue to drive this growth.

Consumables revenue in the fourth quarter increased by 40%, or 33% excluding MakerBot revenue, compared to the pro forma results for the same period last year.

Consumables revenue continues to be driven by an acceleration in customer usage, our growing installed base of systems, and our efforts surrounding application training and materials education.

In addition, the strong sales of our Production and Design Series systems in prior periods contributed to strong consumables sales growth in the fourth quarter, given their relatively higher consumable utilization rates.

We believe that the continued strength in the Production and Design Series system sales are positive indicators of consumables revenue growth in future periods.

Revenues from our service offerings in the fourth quarter of 2013 increased by 37% to $20.2 million, as compared to the pro forma results for the same period last year.

The growth in service revenues is attributable to increased revenue from maintenance contracts and service parts, reflecting our growing base of installed systems.

In addition, revenue from our RedEye paid parts service increased by 22% for the fourth quarter over last year, primarily due to an increasing demand for large and complex production parts, as well as the ongoing development of the RedEye sales channel.

SLIDE#7: UNIT SALES

The number of 3D printers and additive manufacturing systems shipped in the fourth quarter was 10,963 units as compared to 1,136 units shipped in the fourth quarter of 2012 on a pro forma combined basis.

The significant increase in unit shipments resulted primarily from the inclusion of MakerBot products.

We also observed strong unit sales growth across our other product lines, with organic unit sales increasing by 44% for the fourth quarter, as compared to sales on a pro forma basis for the same period last year.

Including all systems sold by Stratasys, Objet, Solidscape and MakerBot since their inception, the company has now sold 75,818 units worldwide on a pro forma combined basis, as of December 31, 2013.

SLIDE#8: GROSS PROFIT

Driven by sales of our higher margin systems and consumables, the company’s gross margin percentage improved to 60.2% in the fourth quarter over the 57.8% on a pro forma basis for the same period last year.

Gross margin percentage also improved over the level recognized in the third quarter of 2013.

As we mentioned earlier, we believe that this is very impressive when you consider the impact of MakerBot on the quarter, given that MakerBot systems inherently maintains lower margins.

SLIDE#9: OPERATING PROFIT

Net research and development expenses increased by 67.7% to $15.5 million in the fourth quarter as compared to pro forma amounts for the same period last year, driven by the inclusion of MakerBot R&D expenses, as well as higher spending on new projects.

SG&A expenses increased by 66.4% for the fourth quarter as compared to pro forma amounts for the same period last year, driven by the inclusion of MakerBot SG&A expenses, as well as:

•                  Expanded headcount to support our growth plans;

•                  higher commission expenses due to increased sales;

•                  and more important, incremental sales, marketing and infrastructure investments.

SLIDE#10: GROWTH DRIVERS

Slide #10 provides you with an overview of the major growth drivers we have discussed for the period.

SLIDE#11: GEOGRAPHIC MIX

The following slide provides you a breakdown of our geographic sales.

We witnessed strong growth in North America, driven in part by MakerBot’s strong focus on the US market.

The Asia-Pacific region was our fastest growing region on an organic basis, driven by our ramp in sales and marketing investments in that region.

Non-GAAP Appendix Reminder

I won’t be reviewing the specific reconciliations to GAAP for the non-GAAP measures we have discussed throughout our presentation today.

This information is provided in the slides appearing at the end of our presentation, as well as in our earnings release.

SLIDE#12: BALANCE SHEET SUMMARY

We maintain approximately $616 million in cash, cash equivalents, and short term deposits and investments on our balance sheet, amounting to $12.50 per share, which was relatively unchanged versus the balance at the end of the third quarter of 2013.

Net operating cash flow from operations in the fourth quarter was $15.6 million, and capital expenditures amounted to approximately $13 million in facility and equipment investments.

Our significant cash balance, combined with our available $250 million revolving credit facility provides us flexibility to fund our internal growth plans, as well as future M&A projects and investments.

Inventories increased to $88.4 million in the fourth quarter compared to $79.8 million at the end of the third quarter, in anticipation of our company-wide Oracle implementation in January.

Accounts receivable increased to $99.2 million in the fourth quarter compared to $86.6 million at the end of the third quarter, while days-sales-outstanding, on 12-month trailing revenue, was 74 for both periods.

SLIDE#13: FINANCIAL RESULTS & PROJECTIONS

In summary, we are very pleased with our fourth quarter results.

1.              We generated impressive organic sales growth;

2.              Observed a strong contribution from MakerBot;

3.              Experienced impressive margin expansion;

4.              And generated record profits and earnings per share.

We have a strong balance sheet, and continue to position the company for future growth through strategic investments in R&D and channel development, as well as additional acquisitions.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will update you on our financial guidance, Shane.

SLIDE#14: GUIDANCE

SPEAKER: SHANE GLENN

Thank you Erez.

Stratasys reiterated the following information regarding the company’s projected revenue and net income for the fiscal year ending December 31, 2014:

•                  Revenue guidance of $660 to $680 million.

•                  Non-GAAP net income of $113 to $119 million, or $2.15 to $2.25 per diluted share.

•                  GAAP net income of $10.5 to $19.9 million, or a $0.20 to $0.38 per diluted share.

•                  We expect organic sales, which exclude MakerBot sales, to grow at least 25% over 2013, with additional growth coming from MakerBot, which is expected to grow at a higher rate.

Stratasys provided the following additional information regarding the company’s performance and strategic plans for 2014:

•                  Operating expenses are projected to grow materially in 2014 driven by investments in sales and marketing programs to drive future market adoption, as well as by higher R&D investments to fund technology innovation and new product development.

•                  Incremental sales and marketing investments will focus on expanding sales channels, enhancing regional infrastructure, as well as building unique go-to-market programs targeting certain market verticals and customer applications.

•                  Non-GAAP operating margins in 2014 are projected to remain relatively consistent with levels recognized in 2013, as margin expansion in the company’s core business is offset by a full year contribution from MakerBot, which maintains lower operating margins.

•                  Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2014, driven by the projected timing of operating expenses, as well as the projected timing and success of new product introductions and their corresponding ramp in sales.  All of the new 5th generation MakerBot systems are expected to have begun shipment by the middle of 2014.

•                  Capital expenditures are projected at $50 to $70 million, which includes significant investments in manufacturing capacity in anticipation of future growth.

Non-GAAP earnings guidance excludes $64.8 million of projected amortization of intangible assets; $25.1 million to $28.2 million of share-based compensation expense; and $8.8 million to $9.8 million in non-recurring expenses related to M&A transactions.

SLIDE#15: TARGET OPERATING MODEL

Our long-term target operating model remains:

•                  Annual organic revenue growth of at least 20 percent;

•                  Non-GAAP operating income as a percent of sales of between 20 and 25 percent;

•                  An effective tax rate of between 15 and 20 percent; and

•                  Non-GAAP net income as a percent of sales of between 16 and 21 percent.

Now I would like to turn the call back over to David Reis, who will provide you with a more detailed strategic overview. David.

SLIDE#16: STRATEGIC IMPERATIVES

SPEAKER: DAVID REIS

Thank you Shane.

The revenue synergies that are resulting from the Stratasys-Objet successful merger, combined with the rapidly growing marketplace, are once again reflected in the strong organic revenue growth that we generated during the fourth quarter.

We are very pleased with the results of our sales, marketing and service team integration, which is now complete.

We now turn our integration focus to aligning the other functional areas within the company, including R&D and operations.

We continue to invest efforts in building and implementing the scale and infrastructure needed to execute broad growth strategies in the following areas:

1.	We will seek to maintain our Leadership in the Prototyping Market by expanding the functionality and affordability of our products.
2.	We will seek to expand the Direct Digital Manufacturing business, by building on proven opportunities, as well as developing exciting new applications and technologies.
3.	We will seek to introduce new Niche Vertical Applications, like we are currently doing in the education and dental markets.
4.	We will seek to accelerate New Solutions to the Market, with an unmatched commitment to product development and innovation.
5.	We will seek to continue to improve on 3D Printing Accessibility, with our market-leading desktop 3D printing solutions.
6.	And, we will seek to improve Customer Intimacy, by developing an ecosystem around which we can strengthen our competitive position, and create new business opportunities.

SLIDE#17, 18 &19: INNOVATION & NEW PRODUCTS

Critical to our success is a focus on innovation.

This is visible in our strong commitment to technology development and our industry-leading investments in R&D.

This commitment resulted in several recent new product introductions that we believe will help us build on proven opportunities; as well as drive expansion into new markets and applications.

Objet500 Connex3

A great example of how we are transforming the way our customers can innovate, design and manufacture new products is the new Objet500 Connex3 Color Multi-material 3D Printer.

The printer is the first and ONLY printer to combine colors with multi-material 3D printing.

The system features a unique triple-jet technology that allows the user to combine color with virtually unlimited combinations of rigidity, flexibility, and transparency.

The ability to produce the characteristics of an assembled part, including matching the look and feel of the finished product, is a unique capability that we believe will empower manufacturers to accelerate the design process.

MakerBot at CES

In addition, at CES last January, we launched a new 3D Printing Platform designed to improve system affordability, reliability, ease-of-use, and user connectivity.

The new MakerBot Replicator Platform is an app-enabled platform that includes three new 5th generation MakerBot Replicator 3D printers:

1.              The MakerBot Replicator Desktop 3D Printer;

2.              The MakerBot Replicator Mini Compact 3D Printer; and

3.              The MakerBot Replicator Z18 3D Printer.

The new platform includes an advanced microprocessor, a common component set, and on-board 3D file storage.

It also includes user-friendly online access to MakerBot’s Thingiverse file sharing web site and to social networks; as well as a full-color LCD display, and an on-board camera for print monitoring.

Compared to existing desktop 3D printers, we believe this enhanced capability is similar to the evolution in going from basic mobile telephones to smartphones.

Further enhancing the MakerBot 3D Printing Ecosystem, we also launched a suite of apps for the MakerBot Replicator Platform, which I will discuss in more detail later in the call.

We believe the new MakerBot platform provides unmatched speed, reliability, quality, and connectivity; and delivers easy-to-use and reliable desktop 3D printing to a full range of consumer, prosumer, and professional users.

Desktop 3D printing remains one of the fastest growing opportunities within our industry and Stratasys is leading the category.

Materials

As we advance the capabilities of our 3D printers, accelerating the development of new materials is becoming more critical.

Simply stated, better materials make our systems more functional, which expand their usage.

For example, we recently released Nylon 12 for our Fortus FDM platform at Euromold in December.

We believe Nylon 12 is ideal for applications that require functionality and endurance, and believe the new material will appeal to customers that require custom production tools, jigs, fixtures, functional prototypes, and low-volume production parts.

In addition to Nylon 12, we recently announced several new PolyJet materials for the Connex platform, including Digital ABS2, which creates realistic, precise prototypes that are also tough and heat resistant.

Combined with the three new color-enabling materials we recently introduced for the new Connex3 Color 3D Printer, our investment in materials R&D for the PolyJet platform is resulting in an impressive expansion of the platform’s capabilities.

SLIDE#20, 21 & 22: CHANNEL & GO TO MARKET

Our growth in sales depends highly on the continued development of our channels.

This includes the regional expansion of our global presence, as well as the development of strategic partnerships.

To support the marketing and sales of our growing portfolio, we remain aggressive in expanding our global customer reach.

Following our third quarter expansion into Singapore, Japan, and China, we recently established Stratasys Korea as an indirect wholly owned subsidiary of Stratasys Ltd.

Stratasys Korea provides a localized and expanded presence that will support our local channels and the rapidly growing demand in that region.

In addition, we recently announced two important expansions of our distribution strategy.

The first was a distribution agreement with Dell to provide MakerBot Replicator 3D Printers bundled with Dell Precision Workstations for small and medium-sized businesses.

Dell is now selling the full portfolio of MakerBot Replicator 3D printers, the MakerBot Digitizer Desktop 3D Scanner, and MakerBot Filament.

We believe this partnership can expand our access to more engineers, architects, and designers in the small-to-medium-sized business market.

Additionally, we recently entered into a distribution agreement for MakerBot products with Mirco Center, a U.S. technology retailer with national reach that caters to tech-savvy customers.

We believe our new channel development programs, combined with a growing commitment from our existing channel partners to broaden their reach, will help drive rapid growth in markets that are underpenetrated and ripe for expansion.

SLIDE#23, 24 & 25: VERTICALS

Another component of our go-to-market strategy is the expansion into unique industry verticals and applications, such as the education and dental markets, as well as the rapidly growing opportunity for manufacturing applications.

Education

Building on our company’s success in targeting teaching institutions, we recently launched MakerBot Academy, a program that aims to put a 3D printer in every school in the United States.

The program gives students better access to a technology that is reshaping the future of design and manufacturing.

We have already placed over 854 Replicator 2 3D printers in schools as a result of the program.

Both higher education and corporate clients are increasingly looking to jump-start innovation within their institutions and organizations.

To meet this demand, we recently launched MakerBot Innovation Centers at two universities in the U.S.

The centers, built in partnership with us, are large 3D printing hubs equipped with MakerBot 3D printers and scanners.

Dental

In addition to education, the dental vertical is one of the fastest growing medical applications within 3D printing.

During the last quarter we observed accelerated adoption of the Objet30 OrthoDesk 3D Printer, our affordable, simple-to-use desktop system designed to provide a cost-effective entry point for digital dentistry.

We have seen strong global demand for this unit from small dental labs that are looking to significantly shorten delivery times, increase production capacity, and eliminate bulky model storage.

Adding to our portfolio of dental solutions, we also recently announced the Objet Eden260V Dental Advantage 3D Printer and VeroGlaze dental material for use with Objet EdenV and OrthoDesk printers.

Manufacturing

Direct Digital Manufacturing applications continue to expand rapidly and are driving strong demand for our Fortus, Connex, Solidscape and Eden lines of additive manufacturing systems.

A great example of the value that we provide in manufacturing is the success of Spring SRL, a major Italian service bureau, that recently purchased a second Stratasys Fortus 900mc, their seventh Stratasys system overall.

The company uses the Fortus systems to produce jigs, fixtures, and end-use components for industrial clients.

The Stratasys FDM systems have enabled the company to cut turnaround times for their customers by 66%, and achieve 50% cost savings compared to traditional manufacturing techniques.

We view the Fortus line, with its proprietary technology and thermoplastic materials, as uniquely positioned to capture the market for jigs, fixtures and fabrication tools.

We believe the application is a proven, and that the market is significant in size and very underpenetrated.

These applications have been instrumental in driving the strong growth we are observing within the Fortus line in recent quarters.

We also believe our recent introduction of Nylon 12 will expand our DDM opportunities within the Fortus line, given the material’s highly-functional and durable characteristics.

In addition to Education, Dental and DDM, we will continue to identify other opportunities and vertical markets.

Our strategy will be to identify multiple opportunities and strive to deliver the platforms and solutions that will allow us to be the market leader in those areas.

SLIDE#26 & 27: CUSTOMER & ECOSYSTEM

In parallel with expanding into new markets and applications, and growing our market reach, we are making our technology more accessible and connective with our customers.

To that end, we are broadening our 3D printing ecosystem and expanding our reach with customers across all levels of the 3D printing experience.

Thingiverse Update

For example, we continue to observe impressive growth for Thingiverse.com, our loyal and dynamic 3D design community for discovering, sharing, and printing 3D models.

Usage trends for the site reflect a vibrant and engaged community of users that reinforce the MakerBot brand and nurture future customers.

Key data points include the following:

•                  The site has over 178,000 total users, with over 36,000 added in Q4.

•                  It has more than 218,000 downloadable Things, with more than 21,000 uploaded in December alone.

•                  In 2013, Thingiverse was visited nearly16 million times, with more than 6 million unique visitors.

•                  For the quarter, Thingiverse had a monthly average of approximately 600,000 unique visitors.

Building on the remarkable growth of Thingivers.com, at CES we announced new additions to the MakerBot 3D Printing Ecosystem, including:

1.              MakerBot Desktop;

2.              MakerBot Mobile;

3.              MakerBot PrintShop; and

4.              The MakerBot Digital Store

MakerBot Desktop and MakerBot Mobile apps provide a complete 3D printing solution to discover, manage, and share 3D prints from a desktop computer or a mobile device.

MakerBot PrintShop is a tablet-based app for creating and 3D printing content that requires no 3D design skills.  The simple interfaces allow users to quickly and intuitively create and print 3D models, without prior experience.

The MakerBot Digital Store allows users to purchase high-quality, printable and paintable 3D models and collections.  The models are available as both individual purchases and as collections.

The development of our ecosystem adds rich functionality to our 3D printing platforms, and lowers the barriers to entry for customers.

We also believe that enhancing the user experience and providing a full 3D printing solution for users of the desktop products will drive future sales of our higher-priced systems.

We encourage you to check out these exciting new offerings by visiting the MakerBot web site.

SLIDE#28: SUMMARY & OUTLOOK

In summary:

1.	We are extremely pleased with our record fourth quarter results.
2.

The organic growth rate we enjoyed in the quarter highlights the success of the first stage in the Stratasys and Objet integration, as well as the favorable market conditions that persist within our industry.

3.	We believe Stratasys is well positioned within our rapidly growing industry as we begin 2014.
4.	We have positive momentum, driven by the ongoing demand for our industry-leading products and services.
5.	We are pleased with our many recent new product introductions and channel initiatives, that we believe will greatly improve 3D printing accessibility and drive expanded usage for our products.
6.

And finally, we are excited about the many internal projects that we believe will further our objective of market leadership and long-term growth, as we continue to evaluate additional acquisition opportunities to accelerate our growth.

Operator, please open the call for questions.

SLIDE#29: Q&A

Thank you for joining today’s call.  We look forward to speaking with you again next quarter. Goodbye.

SLIDE#30 & 31: RECONCILIATION TABLES